NSAR ITEM 77C.2

The Explorer Institutional Limited Duration Fund


(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of The Explorer Institutional Limited Duration Fund (the "Fund") included:

        None

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For     729,645                 Against  0

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For     729,645                 Against 0